FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 12, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 12, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
December 12, 2013

Below is the English version of our MOPS filing on December 9, 2013
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 7
Date of announcement: 2013/12/09
Time of announcement: 20:00:03
Subject: In regards to the reports on ASE dated December 9, 2013 by Apple Daily News
Date of events: 2013/12/09
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2013/12/09
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: Apple Daily Online News
6. Content of the report: Report of Apple Daily Online News: ASE drained wastewater stealthily
7. Cause of occurrence: Regarding the news about Kaohsiung City Government Environmental Protection Bureau's allegation that ASE Group (the Company) did not comply with the industrial wastewater discharge regulation, the Company is offering the following explanation:
A. On Oct. 1, 2013, a malfunction was found in the hydrochloric acid storage process in the Company's K7 factory in Kaohsiung Nantze Export Processing Zone, causing some acid liquid to leak into the wastewater treatment facility.  The personnel who were in charge immediately acted to control the damage and fix the process on the same day.  The Company did not intent to discharge wastewater in any way that is against the regulation.
B. The Company is aggressively improving its wastewater treatment facility and strengthening the internal control of the process.  Except for the incident on Oct. 1, 2013, both internal and external investigations have not uncovered any abnormal situation in the wastewater discharge since September 2012.

C. The Company has focused on sustainability and is devoted to environmental protection and the use of renewable energy as well as carbon emission reduction.  The Company's effort in the area is highly recognized as a winner of Taiwan Green Classics Awards by the Bureau of Foreign Trade, an outstanding company of Industrial Greenhouse Gas Reduction by the Industrial Development Bureau, an outstanding company of Green Procurement by the Environmental Protection Administration and by the Kaohsiung City, an outstanding company in energy and wafer saving in the Kaohsiung City, a winner of Corporate Climate Leadership Awards, etc.  The Company implemented Green design in its new K12 factory, increasing the total facility costs by 20% but achieving 44% energy reduction and 56% industry water recycle.  The factory is recognized as the Diamond Class of Green Building (EEWH) in Taiwan and has recently awarded U.S. LEED (Leadership in Energy and Environmental Design) certification.  In addition, the Company has invested more than NT$750M in building a wastewater recycle system in its K14 factory, which is expected to be completed by April 2014 and will be capable of processing 20,000 tons of wastewater per day and recycling 10,000 tons of wastewater.  The Company's effort in the environmental protection will continue without interruption.
D. What happened to the Company's wastewater treatment and discharge facility on Oct. 1, 2013 was an unexpected incident.  To ensure that it won't happen again, all the tanks and liquid storage required for the manufacturing process have been connected to pipelines that can function independently during abnormal situations, and real-time monitoring is added. The Company will continue to communicate with the Environmental Protection Bureau and provide further explanation based on its instruction.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Advanced Semiconductor Engineering, Inc.
December 12, 2013

Below is the English version of our MOPS filing on December 10, 2013
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 2
Date of announcement: 2013/12/10
Time of announcement: 13:32:41
Subject: In regards to the reports on ASE dated December 10, 2013 by Commercial Times (Supplementary)
Date of events: 2013/12/10
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2013/12/10
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: Commercial Times, Page A3
6. Content of the report: Report of Commercial Times, Page A3: ASE is ordered to shutdown for wastewater discharge by Kaohsiung City Government
7. Cause of occurrence: ASE is currently communicating with Kaohsiung City Government Environmental Protection Bureau regarding the correction plan for wastewater treatment.  As of now, ASE has not received any notification to stop the operation of Plant K7.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Advanced Semiconductor Engineering, Inc.
December 12, 2013

Below is the English version of our MOPS filing on December 10, 2013
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 5
Date of announcement: 2013/12/10
Time of announcement: 19:24:56
Subject: Convening of a press conference
Date of events: 2013/12/10
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2013/12/10
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: NA
6. Content of the report: NA
7. Cause of occurrence: ASE clarifies the management of wastewater treatment at its Kaohsiung Building K7 facility
Taipei, Dec 10th, 2013.  Advanced Semiconductor Engineering, Inc (TAIEX: 2311, NYSE: ASX), the world's largest semiconductor assembly and test service provider, today announced that the company sincerely regrets the recent incident of an accidental discharge of wastewater containing abnormal levels of acidity.  The company has accepted full responsibility for the oversight and to avoid any future occurrences, the ASE management has immediately taken corrective actions to step up employee training, tighten the monitoring systems and upgrade the infrastructure to better manage the treatment of waste water.

ASE is also fully cooperating with the Kaohsiung City Environmental Protection Bureau (EPB) to submit all relevant reports and adhere strictly to regulations stipulated by the national and local environmental authorities.
In the last 3 decades, ASE has been diligently focused on sustainability and dedication to environmental protection, the use of renewable energy and the reduction of carbon emissions.  A prime example is the construction of ASE Kaohsiung's Building K12 according to international green standards.  The manufacturing facility in K12 has also recorded energy conservation savings of up to 44% and manufacturing water recycling rate of up to 56%.  K12 has been awarded the EEWH (Ecology, Energy saving, Waste reduction and Health) diamond certificate and has applied to receive the US LEED (Leadership in Energy and Environmental Design) Platinum certification.  The EEWH is Taiwan's green standard, and recognized by the internationally acclaimed LEED-NC while the LEED Platinum certification is accredited by the U.S. Green Building Council (USGBC).  ASE Kaohsiung's Building K14 has also invested NTD750 million in 2012 to build a centralized wastewater recycling center.  When ready in 2014, the center is equipped to handle 20,000 tons of wastewater daily and recycle 10,000 tons for reuse.

ASE remains firmly committed to our corporate social responsibilities and will continue to prioritize environmental, social and conservation programs as a critical and an integral part of its strategic goals.
Letter to ASE Kaohsiung Factory employees from COO

Dear ASE Colleagues,

In responding to the recent news report on K7 waste water leakage, I would like to give some clarification:
A. First of all, we sincerely apologize for any inconvenience caused by this incident.  However, we believe it is critical to give you the full view on what has happened and how a series of events has led to the current situation.
In March and May of 2012, the COD (chemical oxygen demand) was found surpassing the limit, and, in September of 2012, a higher concentration of suspended solids was found.  As a result of this finding, ASE has devised new system including bypassing and sorting waste water by concentration level, implanted real time monitoring system and daily cleaning process of key chemical tank/pipe.  After this system upgrade, no more issue has been found since.
On October 1 2013, during a system maintenance by vendor, hydrochloric acid was accidentally leaked into the waste water.  Unfortunately, the system we have put in place failed to stop the leakage and, ASE has failed to report the incident.  As a result, the waste water treatment did not function properly which caused the PH/SS/COD/ level to exceed the normal limit, and leaked out.  This was clearly a managerial oversight and system fault.  After the incident, we implemented a system upgrade to prevent similar accident from happening again, and, no more issue was found.
As a matter of fact, other than the Oct. 1, 2013 incident, there has been no abnormality found since September 2012.  The internal monitoring system provides real time data on waste water.  We are in the process of providing further evidence and system improvement to the Environmental Protection Bureau of Kaohsiung City Government.
B. There are total of 16 buildings in ASE Kaohsiung Campus, and we've devoted ourselves to the environmental protection for years.  We invested $13M US for system upgrade and another $25M US for a new purification & waste water recycle processing station.  This system will be the first 20,000 tons capacity scale in Taiwan.  We are committed to environmental protection and will continue our investment in this direction.
C. Social responsibility and a clean environment is our commitment.  We regret the damage and inconvenience this incident has caused, and, we should shoulder the responsibility of corrective action as well as further improvement.  Environment is our long lasting commitment to our employees and society.  Most ASE employees are local residents of Kaohsiung city.  We cherish our environment and will take this as a serious lesson to bring our awareness to our environment.  Whether this is due to human error, managerial oversight, or system fault, at the end, it is our mistake and we have to correct it and most importantly, ensure this will not happen again.
I know all of you are concerned about our environment and I would like to take this opportunity to give you a full picture of this incident.  We are proactively communicating with Kaohsiung City Government, providing more data and corrective action.  We do feel confident that upon further clarification, the City official will see our effort and bring this matter to a proper closure.

8. Countermeasures: None
9. Any other matters that need to be specified: None